Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of NextEra Energy Partners, LP on Form S-3 of our report dated July 2, 2015 related to the combined financial statements of Assets Acquired by NextEra Energy Partners, LP as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the basis of presentation of the combined financial statements), appearing in the Current Report on Form 8-K of NextEra Energy Partners, LP dated July 2, 2015, which is incorporated by reference in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Boca Raton, Florida

October 28, 2015